UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Immediate Report Regarding a Dividend Distribution – Supplemental Report

Item 1

November 30, 2015

Immediate Report Regarding a Dividend Distribution – Supplemental Report

Further to the Company's report dated November 12, 2015 (reference number 2015-02-153876) regarding a dividend distribution out of the revenues of the third quarter of 2015 in the amount of $84 million, the Company wishes to report that the dividend amount per share in US dollars is $0.06588, and the dividend amount per share for shareholders who will receive the payment in Shekels is ILS 0.2554061 based on the representative exchange rate published today.

The tax rate to be deducted from the dividend to be distributed will be as follows: for companies and individuals residents in Israel, 43.94% of the dividend will be taxable at a rate of 15% and 56.06% of the dividend will be exempted from tax for companies, individuals will pay 25%. For foreign residents, 43.94% of the dividend will be taxable at source at a rate of 4% or according to International Tax Treaties, at the lower and 56.06% will be taxable at a rate of 25% or according to International Tax Treaties, at the lower

The dividend will be paid only to registered shareholders entitled to US$2 or above. The payment day is December 16, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 30, 2015